Rosa Vieira
Senior Account Manager, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 13, 2007

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	FRONTEER DEVELOPMENT GROUP INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on April 11, 2007.

1.	Proxy

2.	Notice of Annual and Special Meeting of Shareholders

3.	Management Information Circular

4.	Annual Report 2006

5.	Supplemental Mailing List Request Form

6.	Pre-paid Proxy Return Envelope

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per: